Suite 920 - 475 West Georgia Street Tel: 1-604-689-7317 Vancouver, BC, Canada V6B 4M9 Fax: 1 604-688-0094

FOR IMMEDIATE RELEASE

Luna ACQUIRES A HIGH GRADE HYDROTHERMAL VEIN PROJECT IN
THE WALKER LANE BELT OF NEVADE

Vancouver, July 24th, 2006 - Luna Gold Corp. (TSXV - LGC, OTCBB - LGCU) ("Luna" or the "Company") reports that it signed a Letter Agreement ("Agreement") to acquire a 100% interest in the Eureka claims (the "Property") in western Nevada.

The Property is located 13 miles west of Hawthorne, on the west flank of the Wassuk Range in the Walker Lane belt. It is accessible from Hawthorne by 35 miles of paved and graded roads to a 4x4 trail, which covers the last 5 miles to site.

The most recent work on the Property was conducted by the vendors in 2000. They staked the Property, prospected, mapped, and collected 13 samples. The samples averaged over 0.5 oz/t. The highest grade was 3.85 oz/t Au from a 2 foot chip sample of quartz vein in a crush zone. An 18 foot chip sample of quartz vein returned 0.43 oz/t Au. Four samples grading greater than 1 oz/t were collected from various ore dumps. This exploration data is unconfirmed. Luna has reviewed summary reports of the work and believes the results are factual, but Luna has not confirmed the results through ground work. However, these results indicate that the Eureka property exhibits good potential for a high-grade gold vein system.

The vein was developed and exploited in the early 1900's and mining continued intermittently until World War II. Production records prior to 1939 do not exist, but beginning in 1939, records indicate, 300 tons were mined at 0.8 oz/t. The mine was closed in 1942 and never reopened. Development on the property consisted of a vertical shaft to a crosscut at the 150 level and drifts along the vein for at least 300 feet. The last of the available mine access collapsed in the mid-1970's. This production and development data is historic. Luna has reviewed summary reports of the work and believes the results are factual, but Luna cannot confirm it.

The mine has not been explored underground since the collapse, and the Property has never been drilled or evaluated using modern exploration methods. The vein can be traced at surface for over 1,500 feet and evidence suggests that it could extend significantly further. In its surface exposure, the vein is typically 18 to 24 inches wide; however, reports of underground thickness indicate widths in excess of 4 feet and up to 6 feet.

The Agreement requires that Luna pay US$1 million and perform US$1 million of work, both over seven years. The payment required in the first year is US$5,000 and the work commitment is US$25,000. The Property will be subject to a 2% NSR, which Luna can reduce to 1% with a payment of US$1 million.

Luna views Eureka as a fast-track exploration opportunity. After a minimum amount of mapping and sampling the Property will be ready for drill testing. In keeping with its low-cost, low-risk strategy, Luna intends to undertake preliminary fieldwork on the Property with the intent of bringing in a joint venture partner to drill test the targets.

About Luna Gold Corp
Luna is a mining exploration company with a focus on gold exploration in Nevada.

On behalf of the Board of Directors

LUNA GOLD CORP.
"Tim Searcy"

Tim Searcy, P. Geo. - President and CEO

Website: www.lunagold.com
For further information contact Investor Relations at (604) 689-7317 or toll free at 1-866-689-7317.

The TSX Venture Exchange does not accept responsibility
for the adequacy or accuracy of the contents herein.

Regulatory Footnotes
All of Luna's exploration programs and pertinent technical disclosures are prepared by, or under the direct supervision of, Tim Searcy, P.Geo.. Mr. Searcy, the President and CEO of Luna Gold, is Luna's qualified person (QP) under the definition of National Instrument 43-101.

Forward-Looking Statements:
Statements in this release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors identified in Luna Gold Corp.'s periodic filings with Canadian Securities Regulators. Such forward-looking information represents management's best judgment based on information currently available. No forward-looking statement can be guaranteed and actual future results may vary materially. Luna Gold does not assume the obligation to update any forward-looking statement.